STATEMENT OF INVESTMENTS
Dreyfus Cash Management
October 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--36.9%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	75,000,000 a	75,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.31%, 2/6/07	500,000,000	500,000,000
Barclays Bank PLC (Yankee)		
5.32% - 5.36%, 11/9/06 - 1/19/07	625,000,000	625,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.34%, 4/30/07	350,000,000	350,000,000
BNP Paribas (Yankee)		
5.34%, 11/30/06	250,000,000	250,000,000
Calyon (Yankee)		
5.33%, 11/22/06	660,000,000	660,000,000
DEPFA BANK PLC (Yankee)		
5.31% - 5.32%, 2/5/07 - 2/12/07	475,000,000 b	475,000,000
First Tennessee Bank N.A. Memphis		
5.34%, 12/7/06	70,000,000	70,000,000
HBOS Treasury Services PLC		
5.31%, 2/12/07	50,000,000	50,000,000
HSH Nordbank AG (Yankee)		
5.33%, 4/30/07	100,000,000 b	100,000,000
Landesbank Hessen-Thueringen Girozentrale (Yankee)		
5.32%, 1/24/07	200,000,000	200,000,000
Natexis Banques Populaires (Yankee)		
5.34% - 5.42%, 11/1/06 - 11/30/06	650,000,000	650,000,000
Royal Bank of Canada (Yankee)		
5.30% - 5.34%, 11/30/06 - 12/29/06	465,000,000	465,000,000
Skandinaviska Enskilda Banken AB (Yankee)		
5.33%, 12/7/06	88,000,000	88,000,366
Societe Generale (Yankee)		
5.32% - 5.33%, 11/22/06 - 2/5/07	605,000,000	605,000,831
UniCredito Italiano SpA (Yankee)		
5.31%, 1/10/07	200,000,000	200,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $5,363,001,197)		**5,363,001,197**
Commercial Paper--52.2%		
Abbey National North America LLC		
5.30%, 11/1/06	200,000,000	200,000,000
Amstel Funding Corp.		
5.31% - 5.36%, 11/8/06 - 4/2/07	268,779,000 b	265,954,138
Amsterdam Funding Corp.		
5.31%, 2/5/07	25,000,000 b	24,652,333
Aquinas Funding LLC		
5.32%, 1/16/07	98,020,000 b	96,932,577
ASB Bank Ltd.		
5.31%, 12/21/06	20,770,000	20,618,841
Bank of America Corp.		

5.36%, 11/7/06	200,000,000	199,823,667
BASF AG		
5.34%, 11/13/06	111,775,000	111,578,462
Bear Stearns Cos. Inc.		
5.31% - 5.34%, 12/22/06 - 3/15/07	270,000,000	265,601,811
Beethoven Funding Corp.		
5.30%, 11/10/06	47,044,000 b	46,981,902
BNP Paribas Finance Inc.		
5.30%, 11/1/06	200,000,000	200,000,000
CAFCO LLC		
5.32% - 5.43%, 11/3/06 - 1/18/07	160,000,000 b	158,844,667
CC (USA) Inc.		
5.31% - 5.34%, 11/22/06 - 4/10/07	144,700,000 b	142,952,968
Chariot Funding LLC		
5.30%, 12/18/06	35,318,000 b	35,075,924
CHARTA LLC		
5.35%, 11/29/06	250,000,000 b	248,973,333
Concord Minutemen Capital Co. LLC		
5.36%, 11/7/06	228,098,000 b	227,896,894
CRC Funding LLC		
5.30% - 5.37%, 11/10/06 - 1/18/07	700,000,000 b	695,577,208
Cullinan Finance Ltd.		
5.32% - 5.34%, 12/8/06 - 1/24/07	158,160,000 b	156,576,043
Daimler Chrysler Revolving Auto Conduit LLC		
5.30%, 12/15/06	41,664,000	41,396,147
Deutsche Bank Financial LLC		
5.30%, 11/1/06	200,000,000	200,000,000
DnB NOR Bank ASA		
5.33%, 3/19/07 - 3/21/07	120,000,000	117,592,417
FCAR Owner Trust, Ser. I		
5.38%, 3/19/07	200,000,000	195,982,666
Gemini Securitization Corp., LLC		
5.33%, 1/19/07	35,000,000 b	34,596,387
General Electric Capital Corp.		
5.30% - 5.36%, 11/10/06 - 1/31/07	650,000,000	647,313,542
General Electric Capital Services Inc.		
5.36%, 11/10/06	250,000,000	249,669,375
Harrier Finance Funding Ltd.		
5.34%, 4/26/07	289,000,000 b	281,652,978
HBOS Treasury Services PLC		
5.42%, 11/2/06	150,000,000	149,977,708
Kredietbank N.A. Finance Corp.		
5.30% - 5.31%, 12/18/06 - 12/27/06	720,000,000	714,782,936
Northern Rock PLC		
5.32% - 5.43%, 11/2/06 - 1/18/07	207,500,000	206,262,299
Premier Asset Collateralized Entity LLC		
5.42%, 11/1/06	16,719,000 b	16,719,000
Prudential Funding LLC		
5.29%, 11/1/06	200,000,000	200,000,000
Raiffeisen Zentralbank Oesterreich		
5.32%, 12/22/06	75,000,000	74,441,656
Ranger Funding Company, LLC		

5.30%, 12/19/06	91,573,000 b	90,931,989
Santander Central Hispano Finance (Delaware) Inc.		
5.34%, 4/27/07	118,000,000	114,983,133
Scaldis Capital Ltd.		
5.33%, 1/23/07	100,000,000 b	98,787,278
Sigma Finance Inc.		
5.32%, 1/19/07	85,000,000 b	84,020,729
Skandinaviska Enskilda Banken AB		
5.34%, 11/16/06	169,250,000	168,878,355
Societe Generale N.A. Inc.		
5.31%, 2/5/07	130,200,000	128,389,352
Solitaire Funding Ltd.		
5.33%, 1/19/07	130,000,000 b	128,499,439
UBS Finance Delaware LLC		
5.28%, 11/1/06	100,000,000	100,000,000
UniCredito Italiano Bank PLC		
5.34%, 4/18/07	149,000,000 b	145,377,313
Westpac Capital Corp.		
5.33%, 12/12/06	300,000,000	298,202,833
Total Commercial Paper		
(cost $7,586,498,300)		**7,586,498,300**

Corporate Notes--8.9%

Bank of America N.A.		
5.29%, 5/25/07	250,000,000 a	250,000,000
Fifth Third Bancorp		
5.30%, 11/24/06	200,000,000 a,b	200,000,000
General Electric Capital Corp.		
5.28%, 11/24/06	100,000,000 a	100,000,000
Harrier Finance Funding Ltd.		
5.32%, 11/15/06 - 5/18/07	250,000,000 a,b	249,995,830
Morgan Stanley		
5.34%, 11/3/06	250,000,000 a	250,000,000
Sigma Finance Inc.		
5.33%, 8/15/07	250,000,000 a,b	249,990,171
Total Corporate Notes		
(cost $1,299,986,001)		**1,299,986,001**

Time Deposits--2.1%

Citibank (South Dakota) N.A., Sioux Falls (Nassau)		
5.31%, 11/1/06	50,000,000	50,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau)		
5.31%, 11/1/06	150,000,000	150,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.33%, 11/1/06	112,000,000	112,000,000
Total Time Deposits		
(cost $312,000,000)		**312,000,000**
Total Investments (cost $14,561,485,498)	**100.1%**	**14,561,485,498**
Liabilities, Less Cash and Receivables	**(.1%)**	**(20,316,501)**
Net Assets	**100.0%**	**14,541,168,997**

a   Variable rate security--interest rate subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $4,255,989,101 or 29.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.